

Government of Puerto Rico
Department of State

Transaction Date: 04-Nov-2020
Register No: 419978
Order No: 1893744

Government of Puerto Rico

Amendment to Articles of Incorporation

419978 - ENERGY EXPLORATION TECHNOLOGIES INC.

A resolution was adopted setting forth (a) proposed amendment(s) to the Certificate of Incorporation of said corporation, declaring said amendment(s) to be advisable.

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the following Article(s)

Capital Stock

The number and classes of authorized capital stock of this corporation are as follows:

Class	**Common**
Share Number	**26,000,000**
Par Value	**$0.01**

The denomination, faculties, preferences, and rights of the stock are:

Fixed by the Board of Directors by corporate resolution.

The number and classes of authorized capital stock of this corporation are as follows:

Class	**Preferred**
Share Number	**8,000,000**
Par Value	**$0.01**

The denomination, faculties, preferences, and rights of the stock are:

Fixed by the Board of Directors by corporate resolution.

Supporting Documents

Document	Date Issued
Corporate Resolution	31-Oct-2020

STATEMENT UNDER PENALTY OF PERJURY

IN WITNESS WHEREOF, I, Mendez, Giovanni [Attorney/Paralegal - Attorney] the undersigned, being authorized to file amendment(s) for the corporation, hereby swear that the facts herein stated in this certificate are true, this 4th day of November, 2020.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ENERGY EXPLORATION TECHNOLOGIES INC.

ENERGY EXPLORATION TECHNOLOGIES INC., a corporation organized and existing under and by virtue of the provisions of the General Corporations Act of the Commonwealth of Puerto Rico (the "**Corporation**"),

DOES HEREBY CERTIFY:

1.   That the name of the Corporation is Energy Exploration Technologies Inc., and that the Corporation was originally incorporated pursuant to the General Corporations Act (the "**General Corporations Act**") by the filing of its original Certificate of Incorporation with the Department of State of the Government of Puerto Rico on December 18, 2018 (the "**Original Certificate**").

2.   That the Corporation amended and restated the Original Certificate in its entirety by filing an Amended and Restated Certificate of Incorporation with the Department of State of the Government of Puerto Rico on May 8, 2019 (the "**Amended Certificate**").

3.   That the Board of Directors duly adopted resolutions proposing to amend and restate the Amended Certificate, declaring said amendment and restatement to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended Certificate be amended and restated in its entirety to read as set forth on <u>EXHIBIT A</u> attached hereto.

4.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 3657 of the General Corporations Act.

5.   That this Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Amended Certificate, has been duly adopted in accordance with Sections 3682 and 3685 of the General Corporations Act.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on October ___, 2020, and I, the undersigned, do certify that the facts herein stated are true.



By:_____
Teague Egan
President and Chief Executive Officer

EXHIBIT A

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ENERGY EXPLORATION TECHNOLOGIES, INC.

FIRST: The name of this corporation is Energy Exploration Technologies Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the Commonwealth of Puerto Rico is 1064 Ponce de Leon, Suite 200, San Juan, Puerto Rico 00907. The name of its registered agent at such address is Giovanni Mendez.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporations Act of Puerto Rico (the "**General Corporations Act**").

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is Thirty Four Million (34,000,000) shares, consisting of two classes of stock to be designated, respectively, "**Common Stock**" and "**Preferred Stock**". This Corporation is authorized to issue Twenty Six Million (26,000,000) shares of Common Stock, $0.00001 par value per share, and Eight Million (8,000,000) shares of Preferred Stock, $0.00001 par value per share, Three Million Five Hundred Thousand (3,500,000) shares of which are designated "**Founders-1 Preferred Stock**" and Thirty One Thousand Three Hundred (31,300) shares of which are designated "**Founders-2 Preferred Stock**".

Upon the acceptance of this Second Amended and Restated Certificate (this "**Certificate of Incorporation**") for filing with the Department of State of the Government of Puerto Rico (the "**Effective Time**"), (a) each share of Common Stock of the Corporation outstanding immediately prior to the Effective Time shall, without any further action by any stockholder, be exchanged for and converted into one hundred (100) shares of Common Stock, (b) each share of Series A-1 Preferred Stock of the Corporation outstanding immediately prior to the Effective Time shall, without any further action by any stockholder, be exchanged for and converted into one hundred (100) shares of Founders-1 Preferred Stock, and (c) each share of Series A-2 Preferred Stock of the Corporation outstanding immediately prior to the Effective Time shall, without any further action by any stockholder, be exchanged for and converted into one hundred (100) shares of Founders-2 Preferred Stock. Any stock certificate that, immediately prior to the Effective Time, represented shares of the Corporation's Common Stock, Series A-1 Preferred Stock or Series A-2 Preferred Stock, respectively, shall from and after the Effective Time be deemed to represent shares of Common Stock, Founders-1 Preferred Stock or Founders-2 Preferred Stock, respectively, without the need for surrender or exchange thereof.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

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A. COMMON STOCK

1. <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. <u>Voting</u>. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); *provided*, *however*, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the General Corporations Act. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 3682(b)(2) of the General Corporations Act.

B. PREFERRED STOCK

The rights, preferences, powers, privileges, restrictions, qualifications and limitations of the Founders-1 Preferred Stock and the Founders-2 Preferred Stock (collectively referred to as the "**Founders Preferred Stock**") are as set forth below in this Part B of this Article Fourth. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. <u>Dividends</u>. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Founders Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Founders Preferred Stock in an amount at least equal to that dividend per share of Founders Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Founders Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend.

2. <u>Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

2.1 <u>Preferential Payments to Holders of Founders-1 Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the

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Corporation, the holders of shares of Founders-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Founders-1 Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Founders-2 Preferred Stock, Common Stock or any other class ranking junior in right of payment to the Founders-1 Preferred Stock by reason of their ownership thereof, an amount per share equal to the sum of **$0.15** (the "**Original Issue Price**") for each outstanding share of Founders-1 Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Founders-1 Preferred Stock, and an amount equal to all accrued but unpaid dividends on such share. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Founders-1 Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Founders-1 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all preferential amounts required to be paid to the holders of shares of Series Liquidation Preference Stock provided for in Subsection 2.1, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to holders of Founders-1 Preferred Stock pursuant to Subsection 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Founders-2 Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation.

2.3 Founders-1 Liquidation Amount. Notwithstanding Subsections 2.1 and 2.2 above, for purposes of determining the amount each holder of shares of Founders-1 Preferred Stock is entitled to receive with respect to any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, or, in the case of a Deemed Liquidation Event, for purposes of determining the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds, as applicable, each such holder of shares of Founders-1 Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of Founders-1 Preferred Stock into shares of Common Stock immediately prior to any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such Founders-1 Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Founders-1 Preferred Stock into Common Stock pursuant to this Subsection 2.3, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of such Founders-1 Preferred Stock that have not converted (or have not been deemed to have converted) into

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shares of Common Stock. The aggregate amount which a holder of a share of Founders-1 Preferred Stock is entitled to receive under Subsections 2.1, 2.2 and 2.3 is hereinafter referred to as the "**Founders-1 Liquidation Amount**."

2.4   Deemed Liquidation Events.

2.4.1   Definition.   Each of the following events shall be considered a "**Deemed Liquidation Event**" (unless the holders of Founders Preferred Stock, by written consent or affirmative vote of such holders representing at least two thirds (2/3) of the outstanding Founders Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be), together as a single class and on an as-converted to Common Stock basis, determine otherwise):

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation; or

(c)   a Change of Control (as defined below) involving the transfer of outstanding shares of capital stock or the issuance of unissued capital stock, in a single transaction or related series of transactions, to one or more persons who following such transaction(s) hold a majority of the outstanding voting stock of the Corporation and which is approved by the Board of Directors and/or or the stockholders of the Corporation and/or with respect to which the Corporation is party.

2.4.2   Effecting a Deemed Liquidation Event.

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.4.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event

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shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2 and 2.3.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.4.1(a)(ii) or 2.4.1(b), the Corporation shall either (i) effect a dissolution of the Corporation under the General Corporations Act within ninety (90) days after such Deemed Liquidation Event, or (ii) within one hundred twenty (120) days after such Deemed Liquidation Event, use the consideration received by the Corporation in such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation, which shall include the approval of at least one Founders-1 Director (to the extent a Founders-1 Director is then serving on the Board of Directors)), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Puerto Rico law governing distributions to stockholders (the "**Available Proceeds**"), to redeem all outstanding shares Founders-1 Preferred Stock at a price per share equal to the applicable Founders-1 Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Founders-1 Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Founders-1 Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Puerto Rico law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.4.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

(c) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.4.1(c) unless the agreement for such transaction (the "**Stock Purchase Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2 and 2.3.

2.4.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, which shall include the approval of at least one Founders-1 Director (to the extent a Founders-1 Director is then serving on the Board of Directors).

2.4.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.4.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement or Stock Purchase Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders

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of capital stock of the Corporation in accordance with Subsections 2.1, 2.2 and 2.3 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1, 2.2 and 2.3 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.4.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. **Voting**.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), including any matter to be consented to or voted upon by separate class vote or on an as-converted basis, each holder of outstanding shares of Founders-1 Preferred Stock and Founders-2 Preferred Stock shall be entitled to cast the number of votes equal to fifty (50) times the number of whole shares of Common Stock into which the shares of Founders-1 Preferred Stock or Founders-2 Preferred Stock, as applicable, held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Founders Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Founders Preferred Stock), voting together as a single class, shall be entitled to elect the directors of the Corporation, except that the holders of record of the shares of Founders-1 Preferred Stock, exclusively and as a separate class, shall be entitled to elect three (3) directors of the Corporation (the "**Founders-1 Directors**"). Any director, other than the Founders-1 Directors, may be removed without cause by, and only by, the affirmative vote of the holders of record of the shares of the series or class of voting securities entitled to elect such director given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. The Founder Series 1 Directors may be removed without cause by, and only by, the affirmative vote or consent of the holders of record of the Founders-1 Preferred Stock, voting or consenting, as applicable, exclusively as a separate class. If the stockholders fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors pursuant to this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the applicable stockholders elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of

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such class or series pursuant to this Subsection 3.2. Notwithstanding the foregoing provisions of this Subsection 3.2 or any other provision to the contrary contained herein, if, following the Effective Time there are issued and outstanding less than one million (1,000,000) shares of Founders-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Founders-1 Preferred Stock), all of the directors of the Corporation shall be elected by the holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Founders-1 Preferred Stock and the Series A Preferred Stock), voting together as a single class and on an as-converted to Common Stock basis.

3.3   Founders Preferred Stock Protective Provisions. At any time when at least one million (1,000,000) shares of the Founders Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Founders Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of holders of Founders Preferred Stock representing at least a majority of the outstanding Founders Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) together as a single class and on an as-converted to Common Stock basis (the "**Required Founders Consent**"), and any such act or transaction entered into without such Required Founders Consent shall be null and void ab initio, and of no force or effect.

3.3.1   agree to or consummate a Change of Control (as defined below), declare bankruptcy, voluntarily liquidate or voluntarily wind-up or dissolve the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2   amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws (as amended, restated or otherwise modified from time to time pursuant to the provisions hereof, the "**Bylaws**") of the Corporation in a manner that adversely affects the powers, preferences or rights of the Founders Preferred Stock;

3.3.3   (i) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, including securities convertible into any class or series of capital stock, unless the same ranks junior to the Founders-1 Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or (ii) increase the authorized number of shares of Founders-1 Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock of the Corporation unless the same ranks junior to the Founders-1 Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.4   (i) reclassify, alter or amend any security of the Corporation that is *pari passu* with the Founders-1 Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render

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such other security senior to the Founders-1 Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any security of the Corporation that is junior to the Founders-1 Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or *pari passu* with the Founders-1 Preferred Stock in respect of any such right, preference or privilege;

3.3.5   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at a price no greater than the then-current fair market value thereof, or (iv) as approved by the Board of Directors, including the approval of at least one Founders-1 Director (to the extent a Founders-1 Director is then serving on the Board of Directors);

3.3.6   create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.3.7   increase or decrease the authorized number of directors constituting the Board of Directors, except as approved in advance by the Board of Directors, including the approval of at least one Founders-1 Director (to the extent a Founders-1 Director is then serving on the Board of Directors);

3.3.8   increase the number of shares reserved under any of the Corporation's incentive stock option plans or other equity compensation plans, except as approved in advance by the Board of Directors, including the approval of at least one Founders-1 Director (to the extent a Founders-1 Director is then serving on the Board of Directors);

3.3.9   hire, establish or change the compensation plan or issue new options or shares to any member of the executive management team if such action has not been approved in advance by the Board of Directors, including the approval of at least one Founders-1 Director (to the extent a Founders-1 Director is then serving on the Board of Directors);

3.3.10 enter into any acquisitions by the Corporation or enter into any joint venture or invest in any other business entity other than a wholly owned subsidiary; or

3.3.11 enter into any type of transaction that involves a change of ownership of the intellectual property of the Corporation (other than ordinary course of business, non-exclusive licenses).

As used herein, a "**Change of Control**" means a merger or consolidation (other than one in which stockholders of the Corporation prior to the merger or consolidation own a majority by voting power of the outstanding shares of the surviving or acquiring corporation); or the transfer of outstanding shares of capital stock or the issuance of unissued capital stock, in a single transaction or related series of transactions, to one or more persons who following such transaction(s) hold a majority of the outstanding voting stock of the Corporation; or a sale, lease, transfer or other disposition of all or substantially all of the assets of the Corporation. Notwithstanding the foregoing, a "Change of Control" shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Corporation or any successor or indebtedness of the Corporation is cancelled or converted or any combination thereof.

4. **Optional Conversion**.

The holders of the Founders Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1   Right to Convert.

4.1.1   Conversion Ratio. Each share of Founders Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof into an aggregate number of fully paid and non-assessable shares of Common Stock as is determined by dividing Original Issue Price for such series by the Conversion Price (as defined below) applicable to such series in effect at the time of conversion.   As of the Effective Time, the "**Conversion Price**" per share for each series of Founders Preferred Stock shall be the Original Issue Price. The Conversion Price and the rate at which shares of a series of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2   Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Founders Preferred Stock.

4.2   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Founders Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the aggregate number of shares of Common Stock issuable upon such conversion.

4.3   Mechanics of Conversion.

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4.3.1 Notice of Conversion. In order for a holder of Founders Preferred Stock to voluntarily convert shares of Founders Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation at its principal office that such holder elects to convert all or any number of such holder's shares of Founders Preferred Stock and, if applicable, any event on which such conversion is contingent and (b) if such holder's shares are certificated, surrender the certificate or certificates for such shares of Founders Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation), at the principal office of the Corporation. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the Corporation of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Founders Preferred Stock, or to his, her or its nominee or nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and, if applicable, a certificate for the number of shares of Founders Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion, and (iii) pay all declared but unpaid dividends on the shares of Founders Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Founders Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Founders Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Founders Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Founders Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Founders Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Founders Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share

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otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Founders Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series.

4.3.4   No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for accrued and unpaid dividends or any declared but unpaid dividends on the Founders Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5   Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Founders Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Founders Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4   Adjustments to Conversion Price for Diluting Issues.

4.4.1   Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a)   "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b)   "**Original Issue Date**" shall mean the Effective Time.

(c)   "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d)   "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the applicable Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i)   shares of Common Stock issued upon conversion of Founders Preferred Stock and/or accrued and unpaid dividends;

(ii)   shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Founders Preferred Stock;

(iii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iv)   shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including the approval of at least one of the Founders-1 Directors (to the extent a Founders-1 Director is then serving on the Board of Directors);

(v)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(vi)   shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of at least one of the Founders-1 Directors (to the extent a Founders-1 Director is then serving on the Board of Directors);

(vii)   shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including the approval of at least one of the Founders-1 Directors (to the extent a Founders-1 Director is then serving on the Board of Directors); or

(viii)   shares of Common Stock, Options or Convertible Securities issued in connection with technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including the approval of at least one of the Founders-1 Directors (to the extent a Founders-1 Director is then serving on the Board of Directors).

4.4.2   No Adjustment of Conversion Price. No adjustment in the Conversion Price the Founders Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from holders representing the Required Founders Consent agreeing that no adjustment shall be made in connection therewith.

4.4.3   Deemed Issue of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the Original Issue Date for the applicable series shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any

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provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price for the applicable series computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price for any series to an amount which exceeds the lower of (i) the Conversion Price for such series in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the applicable Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price for such series pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price for such series then in effect, or because such Option or Convertible Security was issued before the applicable Original Issue Date), are revised after the applicable Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof)

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which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price for the applicable series pursuant to the terms of Subsection 4.4.4, the Conversion Price for such series shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price for a series provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the applicable Conversion Price for a series that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the applicable Original Issue Date for a series issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3) without consideration or for a consideration per share less than the applicable Conversion Price for such series in effect immediately prior to such issue, then the Conversion Price for such series shall be reduced, concurrently with such issue, to the consideration per share received by the Corporation for such issuance or deemed issuance of the Additional Shares of Common Stock; provided that if such issuance or deemed issuance was without consideration, then the Corporation shall be deemed to have received an aggregate of the par value per share of Common Stock of consideration for all such Additional Shares of Common Stock issued or deemed to be issued.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in

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good faith by the Board of Directors of the Corporation, including the approval of at least one of the Founders-1 Directors (to the extent a Founders-1 Director is then serving on the Board of Directors); and

(iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation, including the approval of at least one of the Founders-1 Directors (to the extent a Founders-1 Director is then serving on the Board of Directors).

(b)   Options and Convertible Securities.   The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing: (i) total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by (ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6   Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the applicable Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price for such series in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the applicable Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price for the applicable in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be

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decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective. For the avoidance of doubt, no adjustment to the Conversion Price shall be made at the Effective Time in connection with the subdivision of shares pursuant to the second paragraph of Article Fourth of this Certificate of Incorporation.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the applicable Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price for the applicable series then in effect by a fraction: (1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Conversion Price shall be adjusted pursuant to this Subsection as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of Founders Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of applicable Founders Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for the applicable series shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Founders Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Founders Preferred Stock (together with accrued and unpaid dividends thereon) had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.4, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock

(but not the Founders Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Founders Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Founders Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation, including the approval of at least one of the Founders-1 Directors (to the extent a Founders-1 Director is then serving on the Board of Directors)) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Founders Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Founders Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price for the applicable pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Founders Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Founders Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Founders Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Founders Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Founders Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

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then, and in each such case, the Corporation will send or cause to be sent to the holders of the Founders Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Founders Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Founders Preferred Stock and the Common Stock. Such notice shall be sent at least five (5) days prior to the record date or effective date for the event specified in such notice.

5.   **Mandatory Conversion**.

5.1   <u>Trigger Events</u>. Upon the date and time, or the occurrence of an event, specified by holders representing the Required Founders Consent (the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then all outstanding shares of Founders Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to <u>Subsection 4.1.1</u> and (ii) such shares may not be reissued by the Corporation.

5.2   <u>Procedural Requirements</u>. All holders of record of shares of Founders Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Founders Preferred Stock pursuant to this <u>Section 5</u>. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Founders Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Founders Preferred Stock subject to mandatory conversion pursuant to <u>Subsection 5.1</u>, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this <u>Subsection 5.2</u>. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Founders Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominee or nominees, a certificate or certificates for the number of full shares of Common Stock issuable on

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such conversion in accordance with the provisions hereof; (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion; and (c) pay all declared but unpaid dividends on the shares of Founders Preferred Stock converted. Such converted Founders Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series.

6. **Redemption**. Except as provided in Section 2.4.2(b) following a Deemed Liquidation Event or as may otherwise be provided in a written agreement between this Corporation and a holder of shares of Founders Preferred Stock, neither this Corporation nor the holders of shares of Founders Preferred Stock shall have the unilateral right to call or redeem or cause to have called or redeemed any shares of Founders Preferred Stock.

7. **Waiver**. Except as otherwise provided herein and except for provisions applicable solely to specific series Founders Preferred Stock, any of the rights, powers, preferences and other terms of the Founders Preferred Stock set forth herein may be waived on behalf of all holders of Founders Preferred Stock by the affirmative written consent or vote of holders representing the Required Founders Consent.

8. **Notices**. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Founders Preferred Stock shall be mailed, postage prepaid, to the post office address of such holder last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporations Act, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Certificate of Incorporation or Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation as of the Effective Time shall be three (3) and may thereafter be increased or decreased (but not to be less than three (3)) in the manner set forth herein and in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors; provided, however, that, so long as the holders of Founders-1 Preferred Stock are entitled to elect at least one Founders-1 Director, the affirmative vote of at least one Founders-1 Director shall be required for any authorization by the Board of Directors which requires the approval of such Founders-1 Director pursuant to the provisions of this Certificate of Incorporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the Commonwealth of Puerto Rico, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the Commonwealth of Puerto Rico at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

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NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.   If the General Corporations Act or any other law of the Commonwealth of Puerto Rico is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporations Act as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation shall provide indemnification of (and advancement of expenses to) directors, officers, employees and agents of the Corporation (and any other persons to which General Corporations Act permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 3568 of the General Corporations Act.

The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers, employees and other persons under the provisions of this Article Tenth or the documents referred to in this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth.

Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or increase the liability of any person with respect to any acts or omissions of such person occurring prior to, such repeal or modification.   The rights provided hereunder shall inure to the benefit of the person entitled to the benefit thereof and such person's heirs, executors and administrators.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Founders Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a

Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate of Incorporation, the affirmative vote of the holders representing the Required Founders Consent will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, any court of competent jurisdiction in the Commonwealth of Puerto Rico shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporations Act or this Certificate of Incorporation or Bylaws of the Corporation or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of clauses (i) through (iv) above, any claim as to which a court of competent jurisdiction in the Commonwealth of Puerto Rico determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court of competent jurisdiction in the Commonwealth of Puerto Rico, or for which such court does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

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